Filed Pursuant to Rule 433
Registration Statement No. 333-159062
June 22, 2009
FINAL TERM SHEET
TELEFÓNICA EMISIONES, S.A.U.
4.949% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS
This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated June 22, 2009 and the Prospectus dated
May 8, 2009 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.
Guarantor:	Telefónica, S.A.
Expected Ratings:	Baa1/A-/A-(Moody’s/S&P/Fitch)
Principal Amount:	$1,250,000,000
Security Type:	Senior Notes
Form of Issuance:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	July 6, 2009 (T+9)
Maturity Date:	January 15, 2015
CUSIP/ISIN:	87938W AJ2/US87938WAJ27
Coupon:	4.949%
Benchmark Treasury:	2.250% due May 5, 2014
Spread to Benchmark:	225 basis points (2.25%)
Treasury Strike:	97-30 2.699%
Re-offer Yield:	4.949%
Interest Payment Dates:	January 15 and July 15 of each year, commencing
on January 15, 2010 (long first coupon)
First Interest Payment
Date:	January 15, 2010
Day Count Convention/Business Day Convention:	30/360; Following, Unadjusted, Madrid, London, New York
Redemption Provisions:
Tax call:	Optional redemption for taxation reasons, on January 15, 2010 and each Interest Payment Date thereafter at 100% of principal and accrued interest
Make-whole call:	Optional redemption, at any time, at the greater of (x) 100% of principal and accrued interest and (y) sum of the present values of the remaining payments of principal and interest discounted at a discount rate of Treasury plus 35 basis points
Listing call:	Optional redemption, if Notes are not listed on an OECD exchange 45 days prior to first Interest Payment Date at 100% of principal and accrued interest

Taxation:	Exemption from Spanish withholding tax applies subject to compliance with Beneficial Owner identification procedures and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Minimum Initial
Purchase Amount:	$75,000
Listing:	New York Stock Exchange
Underwriters:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated
Other underwriters:	BNP PARIBAS Securities Corp., Calyon Credit Agricole CIB, Credit Suisse Securities (USA) LLC and Mitsubishi UFJ Securities (USA), Inc.
Any ratings obtained will reflect only the views of the respective rating agency, and should not be considered a recommendation to buy, sell or hold the Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling 1-877-858-5407, Deutsche Bank Securities Inc. by calling 1-800-503-4611, Goldman, Sachs & Co. by calling 1-866-471-2526 and Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.